FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Announces 2006 Annual General Meeting of Shareholders,

    Dated August 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: August 29, 2006

By: /S/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Radware Announces 2006 Annual General Meeting of Shareholders, Dated August 29, 2006.

Exhibit 10.1

Contacts:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Investor Relations:

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

ir@radware.com

Radware Announces 2006 Annual General Meeting of Shareholders

Tel Aviv, Israel, August 29, 2006 – Radware Ltd. (NASDAQ: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP, today announced that its 2006 Annual General Meeting of Shareholders will be held on Wednesday, October 4, 2006, at 3:00 P.M. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is August 30, 2006. Radware will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. Radware will also file the proxy statement with the Securities and Exchange Commission (SEC) in the next few days.

The agenda of the meeting is as follows:

1.

To re-elect Mr. Yehuda Zisapel as Class I director of the Company until the annual general meeting of shareholders to be held in 2009;

2.

To elect Mr. Zohar Gilon and Dr. Orna Berry as external directors of the Company for a period of three years;

3.

To re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

4.

To approve compensation and grant of stock options to non-employee directors;

5.

To approve compensation of the Chief Executive Officer of the Company;

6.

To approve compensation and grant of stock options to the Chairman of the Board of Directors;

7.

To fix the maximum size of the Board of Directors of the Company at nine (9) members;

8.

To present and discuss the financial statements of the Company for the year ended December 31, 2005 and the Auditors’ Report in respect thereof; and

9.

To transact such other business as may properly come before the meeting or any adjournment thereof.

Items 1, 3, 4, 5, 6 and 7 require the approval of a simple majority of the shares voted on the matter.  Item 2 requires the approval of a simple majority of the shares voted on the matter, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders, or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of our outstanding shares. As of the date hereof, the Company has no controlling shareholders (within the meaning of the Israeli Companies Law). Items 8 and 9 do not require a vote by the shareholders.

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 3,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.